

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2014

Via E-mail
Mark L. Wetzel
Chief Financial Officer
Aviv REIT Inc.
303 W. Madison Street, Suite 2400
Chicago, IL 60606

>   **Re: Aviv REIT, Inc.**
>   **Annual Report on Form 10-K**
>   **Filed February 20, 2014**
>   **File No. 001-35841**
>
>   **Aviv Healthcare Properties, L.P.**
>   **Annual Report on Form 10-K**
>   **Filed February 20, 2014**
>   **File No. 333-173824**

Dear Mr. Wetzel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 2

1.   We note you indicate on page 2 that your portfolio occupancy for the three months ended September 30, 2013 was 79.2%. In future Exchange Act periodic reports, please disclose your portfolio occupancy for the entire reporting period.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

2.   In future Exchange Act periodic reports, please compare new rents on new and renewed leases to prior rents. Please also include the impact of tenant improvement costs and leasing commissions or advise.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Sam Kovitz
        Aviv REIT, Inc.
        Via E-mail